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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)


                           NOVEN PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   670009-10-9
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  67009-10-9                 13G                            Page 2 of 5

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(1) NAME OF REPORTING PERSON

                            STEVEN SABLOTSKY

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                 (A)      [  ]
                                 (B)      [XX]

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(3) SEC USE ONLY

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(4) CITIZENSHIP OR PLACE OF ORGANIZATION

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                                :        (5) SOLE VOTING POWER
                                :        (a) 4,694,420
                                :
                                 -----------------------------------------------
                                :        (6) SHARED VOTING POWER
NUMBER OF SHARES                :
BENEFICIALLY                    :
OWNED BY EACH REPORTING          -----------------------------------------------
PERSON WITH                     :        (7) SOLE DISPOSITIVE POWER
                                :        (a) 4,694,420
                                 -----------------------------------------------
                                :        (8) SHARED DISPOSITIVE POWER
                                :

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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     4,694,420

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
                                   [XX]

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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           22.9%

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(12) TYPE OF REPORTING PERSON

                          IN

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                                  SCHEDULE 13G

ITEM 1:

(a)      NAME OF ISSUER:   Noven Pharmaceuticals, Inc.
(b)      ADDRESS:          11960 S.W. 144 Street
                           Miami, FL 33186

ITEM 2:

(a)      NAME OF PERSON FILING:     Steven Sablotsky
(b)      ADDRESS (BUSINESS):        11960 S.W. 144 Street
                                    Miami, FL 33186
(c)      CITIZENSHIP:               U.S.A.
(d) TITLE OF CLASS OF SECURITIES:   Common Stock (.0001 par value)
(e)      CUSIP NUMBER:              670009-10-9

ITEM 3:  N/A

ITEM 4:  OWNERSHIP:

         (a) AMOUNT BENEFICIALLY OWNED: 4,694,420 shares. Of this total, 20,275 shares are indirectly owned by Mr. Sablotsky's spouse; includes 3,352,825 shares which Mr. Sablotsky transferred to Nevon Ventures Limited Partnership, a Nevada limited partnership, on December 30, 1996. Mr. Sablotsky is the beneficial owner of Nevon Ventures Limited Partnership.(1)
         (b)  PERCENT OF CLASS: 22.9%
         (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (i) sole power to vote or to direct the vote: 4,694,420
         (ii) shared power to vote or to direct the vote: N/A
        (iii) sole power to dispose or to direct the disposition of: 4,694,420
         (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  N/A

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:  N/A

------------------
         (1) Mr. Sablotsky disclaims beneficial ownership of 34,400 shares held in custodial accounts for the benefit of his minor children under the Uniform Transfers to Minors Act and for which neither he nor his wife act as trustees.

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ITEM 7:           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:  N/A

ITEM 8:           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9:           NOTICE OF DISSOLUTION OF GROUP:    N/A


















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.



Dated: February 13, 1998
                                               /s/ Steven Sablotsky
                                               ---------------------------------
                                               STEVEN SABLOTSKY












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